Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

 N E W S   R E L E A S E

September 23, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 45,979,397

WESTERN WIND SECURES 24 YEAR RIGHT OF WAY EXTENSION FOR MESA WIND FARM AND THE RIGHT TO EXPAND FROM 30MW TO AT LEAST 50MW.

Vancouver, BC, - Western Wind Energy Corp. (“Western Wind”) is pleased to announce that the U.S. Bureau of Land Management (“BLM”) has okayed it’s proposal to lease it’s current Mesa Wind Power project for another 24 years. The lease was expected to expire in 2013. It gives the company the right to operate on this high value site located near Palm Springs, California until 2037. The Mesa project is potentially one of the highest yielding wind parks in the country, per megawatt (MW), due to its outstanding wind speeds. The BLM also approved Western Wind’s proposal to replace its first generation turbines with new turbines. The new turbines will increase the nameplate capacity from 30 MW to at least 50 MW.

Chris Thompson, Western Wind’s CFO says, “This is a major milestone for Western Wind. It will allow us to repower and expand one of our prized properties. We expect to take advantage of the US government incentives such as the 30% cash grant and loan guarantees.”

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 120MW of expansion power purchase agreements in the State of California. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Signed”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipated”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, the Company’s ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.